SCIENCECAST, INC.

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2022 (As Restated)

TABLE OF CONTENTS



KENNEALLY
& COMPANY
Certified Public Accountants

Independent Accountants' Review Report

To the Stockholders of
ScienceCast, Inc.
Towson, Maryland

We have reviewed the accompanying financial statements of ScienceCast, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity and cash flows for the period from inception (March 22, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ScienceCast, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Correction of Error
As discussed in Note 4 to the financial statements, certain errors were discovered resulting in misstatement of amounts previously reported in balance sheet assets, liabilities, and equity, for the year ended December 31, 2022, were discovered by management of the Company. Accordingly, amounts reported have been restated in the 2022 financial statements now presented. Our conclusion is not modified with respect to that matter.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

J.L. Kenneally + Company, P.A.
Towson Maryland
September 1, 2023

660 Kenilworth Drive, Suite 104
Towson, Maryland 21204
T: (410) 321-9558 F: (410) 321-9809
www.jlkcpas.com

Members of the American Institute of Certified Public Accountants & the Maryland Association of Certified Public Accountants

SCIENCE CAST, INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

	(As Restated)
CURRENT ASSETS	
Cash and cash equivalents	$ 3,390
Due from stockholders'	90
Total current assets	3,480
Total assets	$ 3,480

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Credit cards payable	$ 43
Due to stockholders'	11,590
Total current liabilities	11,633
Total liabilities	11,633
STOCKHOLDERS' EQUITY	
Common stock; $0.0001 par value; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding	1,000
Retained earnings (deficit)	(9,153)
Total stockholders' equity	(8,153)
Total liabilities and stockholders' equity	$ 3,480


SCIENCE CAST, INC.
STATEMENT OF OPERATIONS
FROM INCEPTION UNTIL DECEMBER 31, 2022


REVENUE	$ -
OPERATING EXPENSES	
Advertising and marketing	175
Contract labor	10,500
Bank fees and service charges	165
Legal and accounting	140
Office supplies and expense	273
Total operating expenses	11,253
Loss from operations	(11,253)
OTHER INCOME	
Management fees	2,100
Total other income	2,100
NET LOSS	$ (9,153)

SCIENCE CAST, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM INCEPTION UNTIL DECEMBER 31, 2022

	Common Stock	(As Restated)	Additional Paid-in Capital	Retained Earnings	(As Restated) Total
	Shares	Amount			
BALANCE, April 22, 2022	-	$ -	$ -	$ -	$ -
Issuance of common stock	10,000,000	1,000	-	-	1,000
Net loss			-	(9,153)	(9,153)
BALANCE, December 31, 2022	10,000,000	$ 1,000	$ -	$ (9,153)	$ (8,153)

SCIENCE CAST, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION UNTIL DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

	(As Restated)
Net loss	$ (9,153)
Changes in operating assets and liabilities:	
Credit cards payable	43
Net cash used by operating activities	(9,110)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loans made to stockholders'	(90)
Advances from stockholders'	11,590
Issuance of common stock	1,000
Net cash provided by financing activities	12,500
NET INCREASE IN CASH	3,390
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 3,390

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ScienceCast, Inc. (the "Company") was organized in March, 2022 under the laws of the state of Maryland. The Company operates in the field of providing data management services to scientific researchers. At the date of these statements, the Company is in the process of raising capital and has only begun limited operations.

Basis of Accounting

The Company's financial statements are presented in accordance with the accrual method of accounting under accounting principles generally accepted in the Unites States of America (GAAP), whereby revenue is recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the period ending December 31, 2022 was $150.

Income Taxes

The Company is treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized and represent the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Thy are measured using the enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. Valuation allowances are established against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred income tax provision (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income Taxes – (continued)

The Company determines whether an uncertain tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based upon the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount of tax benefit that has a greater than 50% of being realized upon ultimate settlement with the relevant taxing authority.   The Company has determined that it is not required to record a liability related to uncertain tax positions, which is required by FAXB ASC 740-10, as it has no uncertain tax positions as of December 31, 2022.

Date of Management's Review

Management has evaluated subsequent events through September 1, 2023, the date on which the financial statements were available to be issued.

NOTE 2 – RELATED PARTY TRANSACTIONS

The stockholders of the Company periodically advance funds to and from the Company from time to time under no specific repayment terms. Such advances are repaid periodically without interest. The balance due from certain stockholders' was $90 as of December 31, 2022.   The balance due to certain stockholders' was $11,590 as of December 31, 2022.

NOTE 3 – INCOME TAXES

The Company has available as of December 31, 2022, $9,153 of unused net operating loss carryforwards that may be applied against future taxable income, without expiration.

The net deferred tax asset was comprised of the following at December 31, 2022:

Deferred tax asset		
Net operating loss carryforward	$	2,700
Less: valuation allowance		(2,700)
Net deferred tax asset	$	-

NOTE 4 – CORRECTION OF AN ERROR
Management of the Company discovered certain errors resulting in overstatement of amounts previously reported in due from stockholders' of $910, amounts due to stockholders' was understated by $8,090 and common stock was overstated by $9,000. There was no effect on net loss for the period from inception until December 31, 2022.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events and transactions for potential recognition or disclosure through the independent accountants review date, September 1, 2023, the date the financial statements were available to be issued. There were no events that required recognition or disclosure in the financial statements.